                                             Filed Pursuant to Rule 424(b)(2)
                                                Registration No. 333-52197

PROSPECTUS SUPPLEMENT
JULY 14, 1998
(TO PROSPECTUS DATED JUNE 17, 1998)
                                  $600,000,000
                            USA WASTE SERVICES, INC.
               6 1/8% MANDATORILY TENDERED SENIOR NOTES DUE 2011

    The $600,000,000 6 1/8% Mandatorily Tendered Senior Notes due 2011 (the "Notes") of USA Waste Services, Inc. (the "Company") will bear interest at a rate of 6 1/8% per annum from July 17, 1998 to but not including July 15, 2001 (the "Remarketing Date"). Interest on the Notes is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1999. The Notes constitute senior and unsecured obligations of the Company, ranking PARI PASSU in right of payment with all other senior and unsecured obligations of the Company. See "Description of Notes -- General."The Notes are subject to mandatory tender on the Remarketing Date. If J.P. Morgan Securities Inc., as Remarketing Dealer (the "Remarketing Dealer"), has elected to remarket the Notes on the Remarketing Date as described herein, the Notes will be subject to mandatory tender to the Remarketing Dealer at 100% of the principal amount thereof for remarketing on the Remarketing Date. See "Description of the Notes -- Mandatory Tender of Notes; Remarketing." If the Remarketing Dealer elects not to remarket the Notes on the Remarketing Date, or for any reason does not purchase all of the Notes on the Remarketing Date, the Company will be required to purchase on the Remarketing Date any Notes that have not been purchased by the Remarketing Dealer at 100% of the principal amount thereof plus accrued interest, if any. See "Description of the Notes -- Repurchase."

    The Notes will be redeemable by the Company on and after the Remarketing Date pursuant to the terms set forth in "Description of the Notes -- Redemption."The Notes are not subject to any sinking fund.

    The Notes will be represented by one or more global securities registered in the name of The Depository Trust Company ("DTC") or its nominee. Interests in the global securities will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Purchasers of the Notes will not have the right to receive physical certificates evidencing their ownership of the Notes. The Notes will not be listed on any securities exchange. Settlement for the Notes will be made in immediately available funds and the Notes will trade in DTC's Same-Day Funds Settlement System until maturity. Secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

    Concurrent with this Offering, the Company is offering (the "2028 Notes Offering") pursuant to a separate Prospectus Supplement $600,000,000 aggregate principal amount of 7% Senior Notes due 2028 (the "2028 Notes"). Consummation of this Offering is not a condition to consummation of the 2028 Notes Offering, and consummation of the 2028 Notes Offering is not a condition to consummation of this Offering.
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
     ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------
                                                                                      PROCEEDS TO
                                                         PRICE TO      UNDERWRITING     COMPANY
                                                        PUBLIC (1)     DISCOUNT (2)      (3)(4)
--------------------------------------------------------------------------------------------------
Per Note...........................................         99.795%       0.450%         101.795%
Total..............................................    $598,770,000     $2,700,000    6$10,770,000
--------------------------------------------------------------------------------------------------

(1) PLUS ACCRUED INTEREST, IF ANY, FROM THE DATE OF ISSUANCE.
(2) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITING."
(3) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $250,000.
(4) THE PROCEEDS TO THE COMPANY INCLUDE A PREMIUM PAID BY THE REMARKETING DEALER PURSUANT TO THE REMARKETING AGREEMENT DESCRIBED HEREIN. SEE "DESCRIPTION OF NOTES--MANDATORY TENDER OF NOTES; REMARKETING--THE REMARKETING DEALER" AND "UNDERWRITING."

    The Notes are offered by the several underwriters when, as and if delivered to and accepted by them, subject to certain conditions, including their rights to withdraw, cancel or reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York, on or about July 17, 1998, in book-entry form through the facilities of The Depository Trust Company against payment therefor in immediately available funds.

                          JOINT BOOK-RUNNING MANAGERS

DONALDSON, LUFKIN & JENRETTE                                   J.P. MORGAN & CO.

BANCAMERICA ROBERTSON STEPHENS

                          CHASE SECURITIES INC.

                                                DEUTSCHE BANK SECURITIES

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE OFFERED SECURITIES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE THE OFFERED SECURITIES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING THE USA WASTE SELECTED HISTORICAL FINANCIAL DATA, THE USA WASTE AND WASTE MANAGEMENT SUMMARY COMBINED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THE "COMPANY" AND "USA WASTE" REFER TO USA WASTE SERVICES, INC. AND ITS SUBSIDIARIES AND PREDECESSORS, UNLESS OTHERWISE INDICATED OR THE CONTEXT REQUIRES OTHERWISE.

                                  THE COMPANY

    USA Waste is the third largest integrated, nonhazardous solid waste management company in North America, as measured by revenues for the 1997 fiscal year, and currently serves commercial, industrial, municipal and residential customers in various locations in the United States, Canada and Puerto Rico. The Company's solid waste management services include collection, transfer and disposal operations and, to a lesser extent, recycling and certain other waste management services. As of March 31, 1998, USA Waste, through its subsidiaries, owned or operated an extensive network of landfills, transfer stations and collection operations and served in excess of eight million customers.

    The Company believes that providing fully-integrated waste management services gives it a competitive advantage in its markets and allows for a relatively higher level of waste internalization and profitability. For the three months ended March 31, 1998, approximately 64% of the Company's revenues were attributable to collection operations, approximately 21% were attributable to landfill operations, approximately 12% were attributable to transfer operations, and approximately 3% were attributable to recycling and other waste management services.

    The Company operates on a decentralized basis through five geographic regions with a diversified customer base. Based on collection revenues for the three months ended March 31, 1998, the Company's customers were approximately 40% commercial, 30% industrial and 30% municipal and residential.

    The Company's strategy includes the following key elements: (i) increasing productivity and operating efficiencies in existing and acquired operations,
(ii) increasing revenues and enhancing profitability in its existing markets through "tuck-in" acquisitions, and (iii) expanding into new markets through acquisitions. The Company seeks to become the low-cost operator in each of its markets by increasing productivity and operating efficiencies through implementation of uniform administrative systems, consolidation of collection routes, improvement of equipment utilization and increases in employee productivity through incentive compensation and training programs. The Company regularly pursues opportunities to expand its services through the acquisition of additional solid waste management businesses and operations that can be effectively integrated with the Company's existing operations. In addition, the Company regularly pursues merger or acquisition transactions, some of which are significant, in new markets where the Company believes it can strengthen its overall competitive position as a national provider of integrated solid waste management services.

    USA Waste was incorporated under the laws of the State of Delaware in April 1995 to become the successor to USA Waste Services, Inc., an Oklahoma corporation organized in 1987. The principal executive offices of USA Waste are located at 1001 Fannin Street, Suite 4000, Houston, Texas 77002 and its telephone number is (713) 512-6200.

                              RECENT DEVELOPMENTS

    On March 10, 1998, the Company entered into a definitive agreement and plan of merger pursuant to which a subsidiary of the Company will be merged with and into Waste Management, Inc. ("Waste Management") and Waste Management will become a wholly-owned subsidiary of the Company (the "Merger"). Waste Management is a leading international provider of waste management and related services to governmental, residential, commercial and industrial customers in the United States and select international markets, and had revenues in 1997 of approximately $9.2 billion. As of the effective time of the Merger, each outstanding share of Waste Management common stock ("Waste Management Common Stock"), other than shares held in Waste Management's treasury or owned by Waste Management, the Company or any wholly-owned subsidiaries of either of them, will be converted into the right to receive 0.725 of a share of the Company's common stock ("USA Waste Common Stock"). It is anticipated that the Company will issue approximately 353 million shares of its common stock (not including shares reserved for option and warrant exercises and convertible debt) in connection with the Merger and that the Merger will be accounted for as a pooling of interests. Following the Merger, the Company will be renamed "Waste Management, Inc." ("New Waste Management"). The consummation of the Merger is subject to a number of conditions, including obtaining all consents, approvals and authorizations legally required to be obtained to consummate the Merger (including under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and approval by the stockholders of the Company and Waste Management. It is expected that the Merger will be consummated shortly after the later of
(a) authorization from the Department of Justice and (b) approval by the stockholders of the Company and Waste Management. The Company and Waste Management each received a second request for information from the Department of Justice, and they have each set July 15, 1998 as the date of their stockholders' meeting to vote on the Merger. There can be no assurance that the conditions to the Merger will be satisfied or waived, and therefore, there can be no assurance that the Merger will be consummated.

    Following the consummation of the Merger, John E. Drury, the current Chief Executive Officer of the Company will remain in such position with New Waste Management, and the current President and Chief Operating Officer, and Executive Vice President and Chief Financial Officer of the Company are expected to remain in such positions with New Waste Management. The current Chairman of the Board and Chief Executive Officer of Waste Management will become non-executive Chairman of the New Waste Management Board of Directors for a 12-month term, after which Mr. Drury will become Chairman of the Board and will continue as Chief Executive Officer of New Waste Management. The Board of Directors of New Waste Management immediately following the effective time of the Merger will consist of 14 members, seven of whom will be designated by the Company and seven of whom will be designated by Waste Mangement.

    Pursuant to the Merger, as a condition to receiving pooling of interests accounting treatment, Waste Management was required to issue approximately 20 million shares of Waste Management Common Stock. This offering was completed on June 15, 1998, resulting in net proceeds to Waste Management of approximately $607.5 million. In addition, on May 15, 1998 Waste Management announced that its Board of Directors has adopted a new dividend policy, reducing regular quarterly dividends from $0.17 per share to $0.01 per share.

    On June 29, 1998, Waste Management announced that it had reached an agreement to acquire the publicly owned shares of its subsidiary, Waste Management International plc. Waste Management has indicated that the transaction is not expected to have a material impact on its future earnings.

    Upon the consummation of the Merger, it is expected that New Waste Management will enter into a revolving credit facility in the amount of $3.0 billion (the "New Credit Facility"), which will be in addition to the Company's existing $2.0 billion revolving credit facility (the "Credit Facility"). It is further expected that the New Credit Facility and the Credit Facility will each be guaranteed by Waste Management, Inc., as a subsidiary of New Waste Management. Further, upon the consummation of the Merger, New Waste Management will unconditionally guarantee the outstanding senior indebtedness of Waste Management, and Waste Management will unconditionally guarantee the outstanding senior indebtedness of New Waste Management, including the 2028 Notes and the Notes. As a consequence of such guarantees, the New Credit Facility, the Credit Facility, the senior indebtedness of New Waste Management and the senior indebtedness of Waste Management will be ranked on a PARI PASSU basis. Upon any release by the lenders under the New Credit Facility and the Credit Facility (or any replacement or new principal credit facility of New Waste Management) of the Waste Management guarantee, Waste Management and New Waste Management shall each be deemed automatically and unconditionally released and discharged from their respective obligations under the guarantees of such senior indebtedness of the other so guaranteed. See "Description of Notes--General."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Notes in this Offering are $595.8 million (excluding the premium payment of $14.7 million to the Company by J.P. Morgan Securities Inc. pursuant to the Remarketing Agreement discussed herein), after deducting underwriting discounts and commissions and estimated offering expenses.

    The net proceeds of this Offering and the concurrent 2028 Notes Offering are expected to be used to repay outstanding indebtedness under the Credit Facility. At March 31, 1998, the aggregate outstanding balance of loans and letters of credit under the Credit Facility was $1.8 billion ($483.3 million of which were letters of credit). Borrowings under the Credit Facility bear interest at a rate (currently 5.925%) equal to the Eurodollar rate plus an amount not in excess of 0.575% per annum and mature on August 7, 2002. Bank of America, an affiliate of BancAmerica Robertson Stephens, expects to receive up to $29.8 million of repayment under the Credit Facility from the proceeds of this Offering. Morgan Guaranty Trust Company of New York, an affiliate of J.P. Morgan Securities Inc., expects to receive up to $29.8 million of repayment under the Credit Facility from the proceeds of this Offering. Chase Bank of Texas, National Association, an affiliate of Chase Securities Inc., expects to receive up to $25.3 million of repayment under the Credit Facility from the proceeds of this Offering. Deutsche Bank, an affiliate of Deutsche Bank Securities, expects to receive up to $25.3 million of repayment under the Credit Facility from the proceeds of this Offering. Amounts currently outstanding under the Credit Facility were incurred to refinance existing indebtedness and for capital expenditures and other general corporate purposes, including acquisitions. Amounts repaid on the Credit Facility may be reborrowed from time to time for capital expenditures and other general corporate purposes, including possible future acquisitions.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:

                                                                                                      THREE MONTHS
                                                                                                          ENDED
                                                            YEAR ENDED DECEMBER 31,                     MARCH 31,
                                             -----------------------------------------------------  -----------------
                                               1993       1994       1995       1996       1997           1998
Actual.....................................       1.9x       1.1x       2.4x       2.3x       4.1x           5.0x

    The Company's consolidated ratios of earnings to fixed charges were computed by dividing earnings available for fixed charges by fixed charges. For this purpose, earnings available for fixed charges are the sum of income before income taxes, undistributed earnings from affiliated companies minority interest, cumulative effect of accounting changes and fixed charges, excluding capitalized interest. Fixed charges are interest, whether expensed or capitalized, amortization of debt expense and discount on premium relating to indebtedness, and such portion of rental expense that can be demonstrated to be representative of the interest factor in the particular case.

    The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown on a supplemental basis excluding nonrecurring items:

                                                                                                      THREE MONTHS
                                                                                                          ENDED
                                                            YEAR ENDED DECEMBER 31,                     MARCH 31,
                                             -----------------------------------------------------  -----------------
                                               1993       1994       1995       1996       1997           1998
Supplemental...............................       2.0x       2.4x       3.2x       4.5x       5.1x           5.0x

    Nonrecurring items in 1997 represent merger costs, primarily related to the Company's merger with United Waste Systems, Inc. ("United") in August 1997, and unusual items, primarily related to the closure of two transfer stations in Minnesota, estimated losses related to the closure and abandonment of two landfills in Massachusetts, and various other terminated projects. Nonrecurring items in 1996 represent merger costs, primarily related to mergers with Sanifill, Inc. ("Sanifill") in August 1996 and Western Waste Industries ("Western") in May 1996, and unusual items, primarily related to retirement benefits associated with Western's pre-merger retirement plan, estimated future losses related to municipal solid waste contracts in California as a result of the continuing decline in prices of recyclable materials, estimated losses related to the disposition of certain non-core business assets, project reserves related to Mexican operations, and various other terminated projects. Nonrecurring items in 1995 primarily represent merger costs related to the merger with Chambers Development Company, Inc. ("Chambers") in June 1995 and nonrecurring interest related to extension fees and other charges associated with the refinancing of Chambers' pre-merger debt. Nonrecurring items in 1994 primarily represent shareholder litigation costs incurred in connection with a settled class action of consolidated suits on similar claims alleging federal securities law violations against Chambers, certain of its officers and directors, its former auditors, and the underwriters of its securities. Nonrecurring items in 1993 were not material.

    The following table sets forth for the periods presented the ratios of earnings to fixed charges on a pro forma combined basis giving effect to the Merger and excluding nonrecurring items:

                                                                                                      THREE MONTHS
                                                                                                          ENDED
                                                            YEAR ENDED DECEMBER 31,                     MARCH 31,
                                             -----------------------------------------------------  -----------------
                                               1993       1994       1995       1996       1997           1998
Pro Forma Combined.........................       3.5x       3.1x       3.3x       3.1x       2.7x           3.0x

    In addition to the nonrecurring items discussed above, the pro forma combined ratios of earnings to fixed charges exclude asset impairment losses of $1,480,262,000 and special charges of $145,990,000 for the year ended December 31, 1997, asset impairment losses of $64,729,000 and special charges of $370,735,000 for the year ended December 31, 1996, asset impairment losses of $53,772,000 and special charges of $335,587,000 for the year ended December 31, 1995, asset impairment losses of $33,970,000 for the year ended December 31, 1994, and asset impairment losses of $29,009,000 and special charges of $524,767,000 for the year ended December 31, 1993.

                                 CAPITALIZATION

    The following table sets forth the (i) actual consolidated cash and cash equivalents and capitalization of the Company as of March 31, 1998; (ii) the consolidated cash and cash equivalents and capitalization, as adjusted to give effect to this Offering and the 2028 Notes Offering and the anticipated application of the aggregate net proceeds of $1,183.6 million (excluding the premium payment of $14.7 million to the Company by J.P. Morgan Securities Inc. pursuant to the Remarketing Agreement discussed herein); and (iii) the pro forma combined cash and cash equivalents and capitalization of the Company and Waste Management as of March 31, 1998, giving effect to the Merger and as adjusted in
(ii) above for this Offering and the 2028 Notes Offering. See "Use of Proceeds."

    The pro forma combined as adjusted cash and cash equivalents and capitalization reflects the sale of 20 million shares of Waste Management Common Stock that occurred June 15, 1998. For the purposes of this table, net proceeds from the Waste Management Common Stock offering were assumed to have been $614.4 million, as discussed in the pro forma financial information provided herein. The actual proceeds from the Waste Management Common Stock offering did not differ materially from the amounts assumed. A portion of the proceeds from the Waste Management Common Stock offering were used to reduce Waste Management's obligations to former stockholders of Wheelabrator Technologies, Inc. ("WTI").

    This table should be read in conjunction with and is qualified by reference to the Company's Consolidated Financial Statements and Notes thereto and the USA Waste and Waste Management Combined Unaudited Pro Forma Condensed Financial Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

                                                              AS OF MARCH 31, 1998
                                                     --------------------------------------
                                                                             COMPANY AND
                                                                           WASTE MANAGEMENT
                                                                 COMPANY      PRO FORMA
                                                      COMPANY      AS          COMBINED
                                                      ACTUAL    ADJUSTED     AS ADJUSTED
                                                                 (IN THOUSANDS)
Cash and cash equivalents..........................  $  46,260  $  46,260    $    358,121
                                                     ---------  ---------  ----------------
                                                     ---------  ---------  ----------------
Long-term debt (including current maturities):
  Credit facility..................................  $1,333,000 $ 149,400    $    329,400
  Commercial paper.................................     --         --             427,595
  Obligation to former WTI stockholders............     --         --             261,832
  Existing Notes and debentures....................  1,091,240  1,091,240       4,774,495
  7% Senior Notes due 2028.........................     --        600,000         600,000
  6 1/8% Mandatorily Tendered Senior Notes due
    2011...........................................     --        600,000         600,000
  Convertible subordinated notes and
    other subordinated notes.......................    799,775    799,775       1,249,312
  WTI project debt.................................     --         --             784,146
  Other............................................    407,399    407,399       1,306,683
                                                     ---------  ---------  ----------------
    Total long-term debt, including current
      maturities...................................  3,631,414  3,647,814      10,333,463
                                                     ---------  ---------  ----------------
Stockholders' equity:
  Preferred stock, 10,000,000 shares authorized,
    none issued....................................     --         --             --
  Common stock, 500,000,000 shares authorized,
    219,834,550 shares (572,269,938 pro forma
    shares) issued.................................      2,198      2,198           5,723
  Additional paid-in capital.......................  2,436,447  2,436,447       3,267,468
  Retained earnings................................    374,459    374,459       2,033,929
  Accumulated other comprehensive income...........    (37,498)   (37,498)       (316,298)
  Treasury stock...................................       (484)      (484)           (484)
  Restricted stock unearned compensation...........     --         --             (10,252)
  Employee stock benefit trust.....................     --         --            (335,436)
                                                     ---------  ---------  ----------------
    Total stockholders' equity.....................  2,775,122  2,775,122       4,644,650
                                                     ---------  ---------  ----------------
    Total capitalization...........................  $6,406,536 $6,422,936   $ 14,978,113
                                                     ---------  ---------  ----------------
                                                     ---------  ---------  ----------------

          SELECTED HISTORICAL AND SUMMARY COMBINED UNAUDITED PRO FORMA
                        CONDENSED FINANCIAL INFORMATION

    The following selected historical financial information of USA Waste for each of the five years in the period ended December 31, 1997 has been derived from its audited historical financial statements. The following selected historical financial information of USA Waste as of and for the three months ended March 31, 1997 and 1998 has been derived from its unaudited historical financial statements and reflects all adjustments management considers necessary for a fair presentation of the financial position and results of operations for these periods. The selected historical financial information should be read in conjunction with the historical financial statements and notes thereto incorporated by reference in this Prospectus Supplement and the accompanying Prospectus.

    The summary combined unaudited pro forma condensed financial information is derived from the combined unaudited pro forma condensed financial statements, appearing elsewhere herein, which give effect to the Merger by combining the results of operations of USA Waste and Waste Management using the pooling of interests method of accounting as if the Merger had been consummated as of the beginning of the periods presented and as if Waste Management had issued 20 million shares of Waste Management Common Stock as of March 31, 1998, and should be read in conjunction with such pro forma financial statements and notes thereto included in this Prospectus Supplement. The combined unaudited pro forma condensed financial statements as of March 31, 1998 and for the years ended December 31, 1995, 1996 and 1997 and the three months ended March 31, 1998 were prepared based on the respective historical financial statements of USA Waste and Waste Management.

    The combined unaudited pro forma condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the Merger been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of New Waste Management. The combined unaudited pro forma condensed financial information does not give effect to any possible divestitures of business units (including those which may be required by the antitrust regulatory authorities) or to any cost savings which may result from the integration of USA Waste's and Waste Management's operations nor does such information include the nonrecurring costs directly related to the Merger which are expected to be included in operations of New Waste Management within the 12 months following the Merger. Such nonrecurring costs have yet to be determined; however, such costs are expected to be significant.

                  USA WASTE SELECTED HISTORICAL FINANCIAL DATA

                                                                                                      THREE MONTHS
                                                                                                         ENDED
                                                          YEAR ENDED DECEMBER 31,                      MARCH 31,
                                           -----------------------------------------------------  --------------------
                                             1993       1994       1995       1996       1997       1997       1998
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues.......................  $ 887,972  $1,043,687 $1,216,082 $1,649,131 $2,613,768 $ 460,484  $ 769,440
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Costs and expenses:
  Operating (exclusive of depreciation
    and amortization shown below)........    514,483    596,868    672,117    881,401  1,345,769    241,318    397,492
  General and administrative.............    144,623    159,097    169,686    200,101    284,946     53,677     81,916
  Depreciation and amortization..........    108,024    127,108    143,878    191,044    303,241     56,178     86,110
  Merger costs...........................     --          3,782     26,539    126,626    109,411      1,996     --
  Unusual items..........................      2,672      8,863      4,733     63,800     24,720     --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             769,802    895,718  1,016,953  1,462,972  2,068,087    353,169    565,518
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income from operations...................    118,170    147,969    199,129    186,159    545,681    107,315    203,922
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Other income (expenses):
  Shareholder litigation settlement and
    other litigation related costs.......     (5,500)   (79,400)    --         --         --         --         --
  Interest expense:
    Nonrecurring.........................     --         (1,254)   (10,994)    --         --         --         --
    Other................................    (50,737)   (54,102)   (58,619)   (60,497)  (104,261)   (16,098)   (38,368)
  Interest income........................      5,072      5,085      6,682      6,699      7,634      2,053      1,799
  Other income, net......................      1,749      2,629      4,891      6,376     14,213      3,646     34,251
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                             (49,416)  (127,042)   (58,040)   (47,422)   (82,414)   (10,399)    (2,318)
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes and
  extraordinary item.....................     68,754     20,927    141,089    138,737    463,267     96,916    201,604
Provision for income taxes...............     29,170      8,959     60,313     70,398    189,944     38,954     80,642
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary item.........     39,584     11,968     80,776     68,339    273,323     57,962    120,962
Extraordinary item related to early
  retirement of debt, net of taxes.......     --         --         --         --         (6,293)    --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income...............................  $  39,584  $  11,968  $  80,776  $  68,339  $ 267,030  $  57,962  $ 120,962
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Basic earnings per common share:
  Income before extraordinary item.......  $    0.32  $    0.08  $    0.56  $    0.39  $    1.31  $    0.30  $    0.55
  Extraordinary item.....................     --         --         --         --          (0.03)    --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income.............................  $    0.32  $    0.08  $    0.56  $    0.39  $    1.28  $    0.30  $    0.55
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Diluted earnings per common share:
  Income before extraordinary item.......  $    0.32  $    0.08  $    0.54  $    0.37  $    1.26  $    0.29  $    0.52
  Extraordinary item.....................     --         --         --         --          (0.03)    --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income.............................  $    0.32  $    0.08  $    0.54  $    0.37  $    1.23  $    0.29  $    0.52
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Dividends per common share...............  $  --      $  --      $  --      $  --      $  --      $  --      $  --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital..........................  $  37,565  $   1,901  $  26,134  $  31,842  $  86,736  $ 148,997  $ 177,910
Intangible assets, net...................    196,353    250,551    433,944    804,251  1,645,985  1,110,900  2,031,811
Total assets.............................  1,617,422  1,833,099  2,455,102  3,631,547  6,622,845  4,591,544  7,589,405
Long-term debt, including current
  maturities.............................    711,014    759,123    909,050  1,504,888  2,763,729  1,732,825  3,631,414
Stockholders' equity.....................    623,510    688,603  1,149,885  1,473,990  2,628,976  2,118,698  2,775,122

------------------------

(1) The results of operations in 1997 include charges for merger costs that primarily related to a pooling of interests with United and unusual items for the closure and abandonment of certain landfills and transfer stations and reserves for various other terminated projects.

(2) In 1996, USA Waste recorded merger costs primarily related to its poolings of interests with Western and Sanifill, and unusual items primarily related to retirement benefits associated with Western's pre-merger retirement plan, estimated future losses related to municipal solid waste contracts in California as a result of the continuing decline in prices of recyclable materials, estimated losses related to the disposition of certain non-core business assets, project reserves related to certain operations in Mexico, and various other terminated projects.

(3) USA Waste's results of operations in 1995 include merger costs primarily related to its merger with Chambers and nonrecurring interest related to extension fees and other charges associated with the refinancing of Chambers' pre-merger debt.

(4) The 1994 results of operations include nonrecurring charges primarily related to shareholder litigation costs incurred in connection with a settled class action of consolidated suits on similar claims alleging federal securities law violations against Chambers, certain of its officers and directors, its former auditors, and the underwriters of its securities.

                         USA WASTE AND WASTE MANAGEMENT
      SUMMARY COMBINED UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

                                                                                                    THREE MONTHS
                                                                                                        ENDED
                                                                 YEAR ENDED DECEMBER 31,              MARCH 31,
                                                       -------------------------------------------  -------------
                                                           1995           1996           1997           1998
                                                                (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Operating revenues...................................  $  10,316,307  $  10,874,767  $  11,802,350   $ 2,901,061
                                                       -------------  -------------  -------------  -------------
Costs and expenses:
    Operating (exclusive of depreciation and
      amortization shown below)......................      6,176,196      6,498,708      7,479,745     1,757,707
    General and administrative.......................      1,260,192      1,294,471      1,413,244       345,581
    Depreciation and amortization....................      1,178,896      1,256,727      1,382,356       351,458
    Merger costs.....................................         26,539        126,626        109,411       --
    Unusual items....................................        394,092        499,264      1,650,972       --
(Income) loss from continuing operations held for
  sale, net of minority interest.....................        (25,110)          (315)         9,930         2,416
                                                       -------------  -------------  -------------  -------------
                                                           9,010,805      9,675,481     12,045,658     2,457,162
                                                       -------------  -------------  -------------  -------------
Income (loss) from operations........................      1,305,502      1,199,286       (243,308)      443,899
                                                       -------------  -------------  -------------  -------------
Other income (expense):
    Interest expense:
        Nonrecurring.................................        (10,994)      --             --             --
        Other........................................       (522,480)      (522,921)      (551,149)     (153,942)
    Interest income..................................         41,565         34,603         45,214         6,109
    Minority interest................................        (81,367)       (41,289)       (45,442)      (25,302)
    Other income, net................................        257,586        108,390        126,172        70,323
                                                       -------------  -------------  -------------  -------------
                                                            (315,690)      (421,217)      (425,205)     (102,812)
                                                       -------------  -------------  -------------  -------------
Income (loss) from continuing operations before
  income taxes.......................................        989,812        778,069       (668,513)      341,087
Provision for income taxes...........................        492,885        486,616        361,464       161,815
                                                       -------------  -------------  -------------  -------------
Income (loss) from continuing operations.............  $     496,927  $     291,453  $  (1,029,977)  $   179,272
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
Basic earnings (loss) per common share from
  continuing operations..............................  $        1.00  $        0.55  $       (1.88)  $      0.33
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
Diluted earnings (loss) per common share from
  continuing operations..............................  $        0.99  $        0.54  $       (1.88)  $      0.32
                                                       -------------  -------------  -------------  -------------
                                                       -------------  -------------  -------------  -------------
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)............................                                                $(1,537,137)
Intangible assets, net...............................                                                  5,651,426
Total assets.........................................                                                 21,248,259
Long-term debt, including current maturities.........                                                 10,317,063
Stockholders' equity.................................                                                  4,644,650

                            DESCRIPTION OF THE NOTES

    The Notes constitute a series of Senior Debt Securities described in the accompanying Prospectus that will be issued under an indenture, dated as of September 10, 1997 (the "Senior Indenture"), between the Company and Chase Bank of Texas, National Association, as trustee (the "Trustee"). The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Senior Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made. Capitalized terms used but not defined herein or in the accompanying Prospectus have the meanings given to them in the Senior Indenture. As used in this section, the "Company" means USA Waste Services, Inc., but not any of its subsidiaries, unless the context otherwise requires. The following summary of the Senior Indenture and the Notes does not purport to be complete and such summary is subject to the detailed provisions of the Senior Indenture and the Notes to which reference is hereby made for a full description of such provisions.

GENERAL

    The Notes offered by this Prospectus Supplement will be limited in aggregate principal amount to $600,000,000. The Notes constitute senior and unsecured obligations of the Company, ranking PARI PASSU in right of payment with all other senior and unsecured obligations of the Company.

    The Notes will mature on July 15, 2011 (the "Stated Maturity Date") and will bear interest at an annual rate of 6 1/8% to but not including July 15, 2001 (the "Remarketing Date"). Interest on the Notes will be payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1999 to the persons in whose name the Notes are registered at the close of business on the December 31 and June 30 immediately preceding the related Interest Payment Date. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. There is no sinking fund applicable to the Notes.

    If the Remarketing Dealer elects to remarket the Notes on the Remarketing Date, then the Notes will be subject to mandatory tender to the Remarketing Dealer, for purchase at 100% of the principal amount thereof on the Remarketing Date on the terms and subject to the conditions described herein (interest accrued to but not including the Remarketing Date will be paid by the Company on such date to holders on the immediately preceding Record Date). See "-- Mandatory Tender of Notes; Remarketing." If the Remarketing Dealer does not elect to exercise its right to a mandatory tender of the Notes on the Remarketing Date, if the Remarketing Dealer does not receive by the Determination Date (as defined below) any firm committed bids to purchase all the Notes from a Reference Corporate Dealer, as provided below, or if for any reason the Remarketing Dealer does not purchase all of the Notes on the Remarketing Date, then the Company is required to repurchase any Notes that have not been purchased by the Remarketing Dealer from the holders thereof at 100% of the principal amount thereof plus accrued interest, if any. See "-- Repurchase." The Notes will be redeemable by the Company on and after the Remarketing Date pursuant to the terms set forth in "-- Redemption."

    If the Remarketing Dealer remarkets the Notes on the Remarketing Date, then, as of the Remarketing Date, the interest rate on the Notes will be reset at a fixed rate until the Stated Maturity Date, as determined by the Remarketing Dealer based on bids requested from certain dealers in the Company's publicly-traded debt securities. See "-- Mandatory Tender of Notes; Remarketing."

    The Notes will be issued in the form of one or more registered global securities and will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. See "-- Book-Entry, Delivery and Form." Settlement for the Notes will be made in immediately available funds and the Notes will trade on the DTC's Same-Day Funds Settlement System until maturity. Secondary market trading activity in the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds.

    Although the United States federal income tax treatment of the Notes is not certain, the terms of the Notes provide that the Company and all holders of the Notes agree to treat the Notes as fixed rate debt instruments that mature on the Remarketing Date for United States federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

    The Company's obligations under the Credit Facility are currently guaranteed by United and Sanifill, both wholly-owned subsidiaries of the Company. Upon consummation of the Merger, it is expected that New Waste Management will enter into the New Credit Facility, and that each of the Credit Facility and the New Credit Facility will be guaranteed by Waste Management, Inc., as a subsidiary of New Waste Management. Further, upon consummation of the Merger, it is expected that New Waste Management will unconditionally guarantee the outstanding senior indebtedness of Waste Management, and Waste Management will unconditionally guarantee the outstanding senior indebtedness of New Waste Management, including the Notes and the 2028 Notes. It is expected that as a consequence of such guarantees, the New Credit Facility, the Credit Facility, the senior indebtedness of New Waste Management and the senior indebtedness of Waste Management will be ranked on a PARI PASSU basis. Upon any release by the lenders under the New Credit Facility and the Credit Facility (or any replacement or new principal credit facility of New Waste Management) of the Waste Management guarantee, Waste Management and New Waste Management shall each be deemed automatically and unconditionally released and discharged from their respective obligations under the guarantees of such senior indebtedness of the other so guaranteed. The Company is seeking, among other proposed amendments, to amend the Credit Facility to have the guarantees provided by United and Sanifill removed, although there can be no assurance such guarantees will be removed. If such guarantees by United and Sanifill are removed, Waste Management, Inc. will be the only subsidiary of New Waste Management guaranteeing the Credit Facility and the New Credit Facility. In such event, the claims of creditors of United, Sanifill and (with the exception of Waste Management assuming the Merger is consummated and the Waste Management guarantee is entered into as described hereinabove) the Company's other subsidiaries (including holders of the $150.0 million aggregate principal amount of outstanding 4% Convertible Subordinated Debentures due June 1, 2001 of United, and $115.0 million aggregate amount of outstanding 5% Convertible Subordinated Debentures due March 1, 2006 of Sanifill) will effectively have priority with respect to the assets and earnings of such subsidiaries, over the claims of creditors of the Company, including the holders of the Notes. However, upon consummation of the Merger, the claims of creditors of Waste Management will not have such priority as a consequence of Waste Management's guarantee of the Company's senior indebtedness described above during the period such guarantee is in effect.

MANDATORY TENDER OF NOTES; REMARKETING

    The following description sets forth the terms and conditions of the remarketing of the Notes on the Remarketing Date, if the Remarketing Dealer elects to purchase the Notes on the Remarketing Date for remarketing.

MANDATORY TENDER

    If the Remarketing Dealer gives notice to the Company and the Trustee on a Business Day not later than fifteen Business Days prior to the Remarketing Date (the "Notification Date") of its intention to purchase the Notes for remarketing on the Remarketing Date, all outstanding Notes will be automatically tendered to the Remarketing Dealer for purchase on the Remarketing Date. The purchase price of the Notes will be equal in each case to 100% of the principal amount thereof. When the Notes are tendered for remarketing, the Remarketing Dealer may remarket the Notes for its own account at a price or prices to be determined by the Remarketing Dealer at the time of each sale or may sell such Notes to the Reference Corporate Dealer (defined below) submitting the lowest firm, committed bid on the Determination Date (defined below), as described below.

    If the Remarketing Dealer elects to remarket the Notes on the Remarketing Date, then from and including the Remarketing Date to but excluding the Stated Maturity Date, the Notes will bear interest at the Interest Rate to Maturity (determined as provided below). If the Remarketing Dealer elects to remarket the Notes on the Remarketing Date, the obligation of the Remarketing Dealer to purchase the Notes on the Remarketing Date is subject to several conditions set forth in a Remarketing Agreement between the Company and the Remarketing Dealer (the "Remarketing Agreement"). In addition, the Remarketing Dealer may terminate the Remarketing Agreement upon the occurrence of certain events set forth therein. See "-- The Remarketing Dealer." If for any reason the Remarketing Dealer does not purchase all outstanding Notes on the Remarketing Date, the Company will be required on the Remarketing Date to repurchase any Notes that have not been purchased by the Remarketing Dealer from the holders thereof at a price equal to 100% of the principal amount thereof plus all accrued interest, if any. See "-- Repurchase."

    The Remarketing Dealer shall determine the interest rate the Notes will bear from and including the Remarketing Date to but excluding the Stated Maturity Date (the "Interest Rate to Maturity") on the third Business Day immediately preceding the Remarketing Date (the "Determination Date") by soliciting by 3:30 p.m., New York City time, on the Determination Date the Reference Corporate Dealers (defined below) for firm, committed bids to purchase all outstanding Notes at the Dollar Price (defined below), and by selecting the lowest such firm, committed bid (regardless of whether each of the Referenced Corporate Dealers actually submits a bid). Each bid shall be expressed in terms of the Interest Rate to Maturity that the Notes would bear (quoted as a spread over 5.585% per annum (the "Base Rate")) based on the following assumptions:

        (i) the Notes would be sold to such Reference Corporate Dealer on the Remarketing Date for settlement on the same day;

        (ii) the Notes would mature on the Stated Maturity Date; and

       (iii) the Notes would bear interest from and including the Remarketing Date to but excluding the Stated Maturity Date at a stated rate equal to the Interest Rate to Maturity bid by such Reference Corporate Dealer, payable semi-annually on the Interest Payment Dates for the Notes.

The Interest Rate to Maturity announced by the Remarketing Dealer as a result of such process will be quoted to the nearest one hundred-thousandth (0.00001) of one percent per annum and, absent manifest error, will be binding and conclusive upon the holders of the Notes, the Company and the Trustee. The Remarketing Dealer shall have the discretion to select the time at which the Interest Rate to Maturity is determined on the Determination Date.

    "Dollar Price" means the discounted present value to the Remarketing Date of the cash flows on a bond

        (x) with a principal amount equal to the aggregate principal amount of the Notes,

        (y) maturing on the Stated Maturity Date, and

        (z) bearing interest at a rate equal to the Base Rate,

using a discount rate equal to the Treasury Rate (defined below), payable semi-annually (assuming a 360-day year consisting of twelve 30-day months) on the Interest Payment Dates of the Notes from and including the Remarketing Date to but excluding the Stated Maturity Date.

    "Reference Corporate Dealer" means J.P. Morgan Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation, BancAmerica Robertson Stephens, Chase Securities Inc., and Deutsche Bank Securities. If any of such persons shall cease to be a leading dealer of publicly-traded debt securities of the Company, then the Remarketing Dealer may replace, with the approval of the Company (not to be unreasonably withheld), such person with any other leading dealer of publicly-traded debt securities of the Company.

    "Treasury Rate" means the annual rate equal to the semi-annual equivalent yield to maturity or interpolated (on a 30/360 day count basis) yield to maturity on the Determination Date of the Comparable Treasury Issue (defined below) for value on the Remarketing Date, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price (as defined below).

    "Comparable Treasury Issue" means the United States Treasury security selected by the Remarketing Dealer as having an actual maturity on the Determination Date (or the United States Treasury securities selected by the Remarketing Dealer to derive an interpolated maturity on the Determination Date) comparable to the remaining term of the Notes.

    "Comparable Treasury Price" means (a) the offer price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) on the Determination Date, as set forth on Telerate Page 500 (as defined below), adjusted to reflect settlement on the Remarketing Date if prices quoted on Telerate Page 500 are for settlement on any date other than the Remarketing Date, or (b) if such page (or any successor page) is not displayed or does not contain such offer prices on such Business Day, (i) the average of five Reference Treasury Dealer Quotations (as defined below) for the Remarketing Date, excluding the highest and lowest of such Reference Treasury Dealer Quotations (unless there is more than one highest or lowest quotation, in which case only one such highest and/or lowest quotations shall be excluded) or (ii) if the Remarketing Dealer obtains fewer than five such Reference Treasury Dealer Quotations, the average of all such Reference Treasury Dealer Quotations.

    "Telerate Page 500" means the display designated on "Telerate Page 500" on Dow Jones Markets Limited (or such other page as may replace Telerate page 500 on such service) or such other service displaying the offer prices specified in clause (a) of the definition of Comparable Treasury Price as may replace Dow Jones Markets Limited.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer, the offer price(s) for the Comparable Treasury Issue (expressed as a percentage of its principal amount) for settlement on the Remarketing Date quoted in writing to the Remarketing Dealer by such Reference Treasury Dealer by 3:30 p.m., New York City time, on the Determination Date.

    "Reference Treasury Dealer" means a primary U.S. Government securities dealer in The City of New York (which may include the Remarketing Dealer) selected by the Remarketing Dealer.

NOTIFICATION OF RESULTS; SETTLEMENT

    If the Remarketing Dealer has elected to remarket the Notes on the Remarketing Date as provided herein, then the Remarketing Dealer will notify the Company, the Trustee and DTC by telephone, confirmed in writing by 5:00 p.m., New York City time on the Determination Date, of the Interest Rate to Maturity applicable to the Notes effective from and including the Remarketing Date.

    All outstanding Notes will be automatically delivered to the account of the Trustee by book-entry through DTC, pending payment of the purchase price therefor, on the Remarketing Date.

    The Remarketing Dealer will make, or cause the Trustee to make, payment to DTC by the close of business on the Remarketing Date, against delivery through DTC of the tendered Notes, of the purchase price for all of the tendered Notes. The purchase price of the tendered Notes will be equal to 100% of the principal amount thereof and will be paid in immediately available funds. If the Remarketing Dealer does not purchase all of the Notes on the Remarketing Date, then the Company is obligated to make or cause to be made such payment for all of the Notes not purchased by the Remarketing Dealer, as described below under "-- Repurchase." In any case, the Company will make, or cause the Trustee to make, payment of interest due on the Remarketing Date to holders of Notes as of the Record Date by book entry through DTC by the close of business on the Remarketing Date.

    The tender and settlement procedures described above may be modified without the consent of the holders of the Notes to the extent required by DTC or, if the book-entry system is no longer available for the Notes at the time of the remarketing, to the extent required to facilitate the tendering and remarketing of Notes in certificated form. In addition, the Remarketing Dealer may modify without any such consent the settlement procedures set forth above in order to facilitate the settlement process.

    As long as DTC's nominee holds the certificates representing any Notes in the book entry system of DTC, no certificates for such Notes will be delivered by or to any selling beneficial owner to reflect any transfer of such Notes effected in the remarketing. In addition, under and subject to the terms of the Notes and the Remarketing Agreement, the Company (i) has agreed that it will use its best efforts to maintain the Notes in book-entry form with DTC or any successor thereto and to appoint a successor depositary to the extent necessary to maintain the Notes in book-entry form and (ii) has waived any discretionary right it otherwise has under the Senior Indenture to cause the Notes to be issued in certificated form.

    For further information with respect to transfers and settlement through DTC, see "-- Book-Entry, Delivery and Form" below, and "Description of Debt Securities -- Provisions Applicable to Both Senior and Subordinated Debt Securities -- Global Debt Securities" in the accompanying Prospectus.

THE REMARKETING DEALER

    On or prior to the date of issuance of the Notes, the Company and the Remarketing Dealer will enter into the Remarketing Agreement which will provide for the Notes to be remarketed substantially on the terms described below and in "-- Mandatory Tender of Notes; Remarketing." The Remarketing Dealer will not receive any fees from the Company in connection with the remarketing, but the Company will reimburse the Remarketing Dealer's reasonable out-of-pocket expenses under certain circumstances.

    The Company will agree to indemnify the Remarketing Dealer against certain liabilities, including liabilities under the Securities Act of 1933, as amended, arising out of or in connection with its duties under the Remarketing Agreement.

    The Remarketing Dealer has the right under the Remarketing Agreement to elect whether or not to remarket the Notes. If the Remarketing Dealer elects to remarket the Notes on the Remarketing Date as described herein, the obligation of the Remarketing Dealer to purchase Notes from holders thereof will be subject to several conditions set forth in the Remarketing Agreement. In addition, the Remarketing Agreement will provide for the termination thereof by the Remarketing Dealer on or before the Remarketing Date upon the occurrence of certain events, including events that customarily give underwriters the right to terminate an underwriting agreement or would give rise to a failure to satisfy a closing condition to an underwriting agreement in the Company's public debt offerings.

    As a result of these conditions and termination rights, holders of Notes cannot be assured that their Notes will be purchased by the Remarketing Dealer in connection with a mandatory tender. The Remarketing Dealer is not required to purchase the Notes and no holder of any Notes shall have any rights or claims under the Remarketing Agreement or against the Company or the Remarketing Dealer as a result of the Remarketing Dealer not purchasing such Notes. If the Remarketing Dealer does not purchase all of the Notes on the Remarketing Date, the Company will be required to purchase on the Remarketing Date any Notes that have not been purchased by the Remarketing Dealer on the Remarketing Date at 100% of the principal amount thereof plus accrued interest, if any. See "-- Repurchase."

    The Remarketing Agreement will also provide that the Remarketing Dealer may resign as Remarketing Dealer (i) at any time prior to its giving notice of its intention to remarket the Notes, such resignation to be effective ten Business Days after the delivery to the Company and the Trustee of notice of such resignation or (ii) immediately upon termination of the Remarketing Agreement. The Company shall have the right, but not the obligation, to appoint a successor Remarketing Dealer.

    The Remarketing Dealer, in its individual or any other capacity, may buy, sell, hold and deal in any of the Notes. The Remarketing Dealer, as a holder or beneficial owner of Notes may exercise any vote or join in any action which any holder or beneficial owner of Notes may be entitled to exercise or take with like effect as if it did not act in any capacity under the Remarketing Agreement. The Remarketing Dealer, in its individual capacity, either as principal or agent, may also engage in or have an interest in any financial or other transaction with the Company as freely as if it did not act in any capacity under the Remarketing Agreement.

REPURCHASE

    If the Remarketing Dealer for any reason does not purchase all of the Notes on the Remarketing Date, the Company shall repurchase on the Remarketing Date, at a price equal to 100% of the principal amount of the Notes plus all accrued and unpaid interest, if any, on the Notes to (but excluding) the Remarketing Date, any Notes that have not been purchased by the Remarketing Dealer on the Remarketing Date.

REDEMPTION

ON THE REMARKETING DATE

    If the Remarketing Dealer has elected to remarket the Notes on the Remarketing Date, the Company shall have the right to redeem the Notes in whole but not in part, from the Remarketing Dealer on the Remarketing Date by giving written notice of such redemption to the Remarketing Dealer no later than the later of:

    (i) the Business Day immediately prior to the Determination Date or

    (ii) if fewer than three Reference Corporate Dealers timely submit firm, committed bids for all outstanding Notes to the Remarketing Dealer on the Determination Date, immediately after the deadline set by the Remarketing Dealer for receiving such bids has passed;

and by paying the amount equal to the greater of (x) 100% of the aggregate principal amount of the Notes and (y) the Dollar Price with respect to such Notes. In either such case, it shall pay such redemption price for the Notes in same-day funds by wire transfer on the Remarketing Date to an account designated by the Remarketing Dealer.

AFTER THE REMARKETING DATE

    After the Remarketing Date, if the Remarketing Dealer has elected to remarket the Notes on the Remarketing Date, the Notes will be redeemable (a "Post-Remarketing Redemption"), in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to (but excluding) the redemption date.

    Notice of any Post-Remarketing Redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption pursuant to a Post-Remarketing Redemption.

    "ADJUSTED TREASURY RATE" means (i) the arithmetic means of the yields under the heading "Week Ending" published in the Statistical Release most recently published prior to the date of determination under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to the maturity, as of the redemption date, of the principal being redeemed plus (ii) 0.10%. If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury

Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

    "STATISTICAL RELEASE" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the Notes, then such other reasonably comparable index which shall be designated by the Company.

BOOK-ENTRY, DELIVERY AND FORM

    Except as set forth below, the Notes will initially be issued in the form of one or more registered Notes in global form (the "Global Notes"). Each Global Note will be deposited on the date of the closing of the sale of the Notes (the "Closing Date") with, or on behalf of, The Depository Trust Company (the "Depositary") and registered in the name of Cede & Co., as nominee of the Depositary.

    The Company has been advised that the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with it. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ("Direct Participants"). The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depository Trust Company system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Commission.

    The Company expects that pursuant to procedures established by the Depositary (i) upon deposit of the Global Notes, the Depositary will credit the accounts of Participants designated by the Underwriters with an interest in the Global Notes and (ii) ownership of the Notes evidenced by the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by the Depositary (with respect to the interests of Participants), the Participants and the Indirect Participants.

    So long as the Depositary or its nominee is the registered owner of a Note, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Senior Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes (the "Certificated Notes"), and will not be considered the owners or holders thereof under the Senior Indenture for any purpose, including with respect to the giving of any directions, instructions or approvals to the Trustee thereunder. As a result, the ability of a person having a beneficial interest in Notes represented by a Global Note to pledge such interest to persons or entities that do not participate in the Depositary's system, or to otherwise take actions with respect to such interest, may be affected by the lack of a physical certificate evidencing such interest. The Company understands that under existing practices, if the Company requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give any notice or take any action a Holder is entitled to give or take under the Senior Indenture, the Depositary would authorize the Participants to give such notice or take such action, and Participants would authorize beneficial owners owning through such Participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them. Issuance of the Notes in book-entry form may reduce the liquidity of such Notes in the secondary trading market because investors may be unwilling to purchase Notes for which they cannot obtain physical certificates.

    Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by the Depositary, or for maintaining, supervising or reviewing any records of the Depositary relating to the Notes.

    Payments with respect to the principal of, premium, if any, and interest on, any Note represented by a Global Note registered in the name of the Depositary or its nominee on the applicable record date will be payable by the Trustee to or at the direction of the Depositary or its nominee in its capacity as the registered Holder of the Global Note representing the Notes under the Senior Indenture. Under the terms of the Senior Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium, if any, or interest), or to immediately credit the accounts of the relevant Participants with such payment, in amounts proportionate to their respective holdings in principal amount of beneficial interests in the Global Notes as shown on the records of the Depositary. Payments by the Participants and the Indirect Participants to the beneficial owners will be governed by standing instructions and customary practice and will be the sole responsibility of the Participants or the Indirect Participants.

CERTIFICATED NOTES

    If (i) the Company notifies the Trustee in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Senior Indenture or (iii) there shall have occurred and be continuing an Event of Default with respect to the Notes, then, upon surrender by the Depositary of the Global Notes, Certificated Notes will be issued to each person that the Depositary identifies as the beneficial owner of the Notes represented by a Global Note. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof), and cause the same to be delivered thereto. Certificated Notes may be presented for registration or exchange at the offices of the Company required to be maintained under the Senior Indenture for such purposes.

    Neither the Company nor the Trustee shall be liable for any delay by the Depositary or any Participant or Indirect Participant in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on, and shall be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

    The information in this and the preceding section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Company believes to be reliable. The Company will have no responsibility for the performance by the Depositary, its Participants or the Indirect Participants of their respective obligations as described hereunder or under the rules and procedures governing their respective operations.

SAME-DAY FUNDS SETTLEMENT AND PAYMENT

    Payments in respect of the Notes represented by a Global Note (including principal, premium, if any, and interest) will be made by wire transfer of immediately available funds to the accounts specified by the Depositary. With respect to Notes represented by Certificated Notes, all payments (including principal, premium, if any, and interest) will be made at the office or agency of the Company maintained for such purpose, which office or agency shall be maintained in the Borough of Manhattan, The City of New York, except that, at the option of the Company, any payments of interest may be made by mailing a check on or before the due date to the address of the person entitled thereto as such address shall appear in the Security Register. The Notes will trade in the Depositary's Same-Day Funds Settlement System until maturity, or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

INTRODUCTION

    The following is a general discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes to initial holders purchasing Notes at the "issue price." The "issue price" of a Note will equal the first price to the public (not including bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) at which a substantial amount of the Note is sold for money. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change, which change may be retroactive. Moreover, it deals only with purchasers who hold Notes as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risk or as a position in a "straddle," "conversion" or another integrated transaction for tax purposes, or U.S. Holders (as defined below) whose functional currency is not the U.S. dollar. In addition, this discussion only addresses the U.S. federal income tax consequences of the Notes until the Remarketing Date.

    As used herein, the term "U.S. Holder" means a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations and certain partnerships that have one or more partners who are not U.S. persons), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the trust's administration and one or more U.S. fiduciaries have the authority to control all its substantial decisions. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

    Because the Notes are subject to mandatory tender for purchase by the Remarketing Dealer or purchase by the Company if not purchased by the Remarketing Dealer on the Remarketing Date, the Company intends to treat the Notes as maturing on the Remarketing Date for U.S. federal income tax purposes and as being reissued on the Remarketing Date should the Remarketing Dealer remarket the Notes. By purchasing the Notes a holder agrees to follow such treatment for U.S. federal income tax purposes. Because no debt instrument closely comparable to the Notes has been the subject of any Treasury regulation, revenue ruling or judicial decision, the U.S. federal income tax treatment of the Notes is not certain. Prospective purchasers should note that no rulings have been or are expected to be sought from the Internal Revenue Service ("IRS") with respect to any of the issues discussed herein, and no assurances can be given that the IRS will not take contrary positions. Accordingly, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are uncertain, and no assurance can be given that the IRS or the court will agree that the Notes should be treated as maturing on the Remarketing Date. Furthermore, no advice has been received or is expected to be sought from any state, local or foreign taxing authority as to the income, franchise, personal property or other taxation, or as to the treatment, of the Notes by any such state, local or foreign jurisdiction. PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES (INCLUDING ALTERNATIVE CHARACTERIZATIONS OF THE NOTES). EXCEPT WHERE INDICATED TO THE CONTRARY, THE FOLLOWING DISCUSSION ASSUMES THAT THE COMPANY'S TREATMENT OF THE NOTES WILL BE RESPECTED FOR U.S. FEDERAL INCOME TAX PURPOSES. PROSPECTIVE PURCHASERS SHOULD ALSO CONSULT THEIR TAX ADVISERS WITH RESPECT TO ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

TAX TREATMENT OF U.S. HOLDERS

    Assuming the characterization of the Notes set forth above, the following tax consequences will result with respect to U.S. Holders.

INTEREST INCOME

    Interest on the Notes will generally be taxable as ordinary income for U.S. federal income tax purposes when received or accrued by a U.S. Holder in accordance with its regular method of tax accounting. The Company does not anticipate that the initial issuance of the Notes will result in original issue discount ("OID"), generally defined as the excess of the stated redemption price at the maturity of the Notes over its issue price. However, if a Note is issued with OID, the holder of such debt instrument with OID generally will be required to recognize as ordinary income the amount of OID on the debt instrument as such discount accrued, in accordance with a constant yield market.

GAIN OR LOSS ON SALE OR REDEMPTION

    When a Note is sold or redeemed, the U.S. Holder will recognize gain or loss equal to the difference between the amount realized on the sale or redemption (excluding any amount attributable to accrued interest not previously included in income) and the adjusted basis in its Notes. The adjusted basis of the Notes generally will equal the U.S. Holder's cost, increased by any OID previously includable in the U.S. Holder's income with respect to the Notes and reduced by the principal payment previously received with respect to the Notes gain or loss on sale or redemption of a Notes will generally be capital gain or loss.

    Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation depending upon the holding period of such capital assets. The deductibility of capital losses is subject to certain limitations.

ALTERNATIVE U.S. FEDERAL INCOME TAX TREATMENT

    There can be no assurance that the IRS will agree with, or that a court will uphold, the Company's treatment of the Notes as maturing on the Remarketing Date and as thereafter being reissued should the Notes be remarketed, and it is possible that the IRS could assert another characterization. In particular, the IRS could seek to treat the Notes as maturing on the Stated Maturity Date and possibly also to treat the issue price of the Notes as including the value of the mandatory tender rights. Because of the possible reset interest rate, if the Notes were treated as maturing on the Stated Maturity Date, Treasury regulations relating to contingent payment debt obligations (the "Contingent Payment Debt Regulations") would apply. In such case, the timing and character of income on the Notes would be significantly affected. Among other things, U.S. Holders, regardless of their regular method of tax accounting, would be required to accrue income annually as OID, subject to the adjustments described below, at a "comparable yield" on the adjusted issue price, which could be higher than the actual cash payments received on the Notes in a taxable year. Furthermore, any gain realized with respect to the sale or redemption of the Notes would generally be treated as ordinary income, and any loss realized would generally be treated as ordinary loss to the extent of the U.S. Holder's ordinary income inclusions with respect to the Notes. Any remaining loss generally would be treated as capital loss. In particular, upon the sale of a Notes (other than through the mandatory tender), the IRS could take the position that the gain or loss with respect to the mandatory tender rights and the gain or loss with respect to the debt obligation must be separately determined, in which case any deemed loss with respect to the mandatory tender rights would be treated as a capital loss, and a corresponding amount of additional ordinary income would need to be recognized by the U.S. Holder with respect to the sale. The ability to use capital losses to offset ordinary income in determining taxable income is generally limited.

    PROSPECTIVE U.S. PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES.

TREATMENT OF NON-U.S. HOLDERS

    A non-U.S. Holder will not be subject to U.S. federal income or withholding tax on payments of principal, premium (if any) or interest (including original issue discount and accruals under the Contingent Payment Debt Regulations, if any) on a Note unless such non-U.S. Holder owns actually or constructively 10% or more of the total combined voting power of the Company, is a controlled foreign corporation related to the Company through stock ownership or is a bank receiving interest described in Section 881(c)(3)(A) of the Code. Sections 871(h) and 881(c) of the Code, and applicable Treasury regulations, require that, in order to obtain the exemption from withholding tax described above, either the beneficial owner of the Notes or a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution") and that is holding the Notes on behalf of such beneficial owner, file a statement with the withholding agent to the effect that the beneficial owner of the Notes is not a U.S. person. In general, such requirements will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8, under penalties of perjury, that it is not a U.S. person and provides its name and address, and any Financial Institution holding the Notes on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such statement from the Holder (and furnishes the withholding agent with a copy thereof).

    Generally, a non-U.S. Holder will not be subject to U.S. federal income tax on any amount which constitutes gain upon retirement or disposition of a Note provided the gain is not effectively connected with the conduct of a trade or business in the United States by the non-U.S. Holder. Certain other exceptions may be applicable, and a non-U.S. Holder should consult its tax adviser in this regard.

    If a non-U.S. Holder of a Note is engaged in a trade or business in the United States, and if interest (including OID, if any) or gain on the Note is effectively connected with the conduct of such trade or business, the non-U.S. Holder, although exempt from the withholding tax discussed above, will generally be subject to regular U.S. income tax on interest and on any gain realized on the sale, exchange or other disposition of a Note in the same manner as if it were a U.S. Holder. In lieu of the statement described above, such Holder will be required to provide to the Company a properly executed Form 4224 (or successor form) in order to claim an exemption from withholding tax. In addition, if such non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest on and any gain recognized on the sale, exchange or other disposition of a Note will be included in the effectively connected earnings and profits of such non-U.S. Holder if such interest or gain, as the case may be, is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States.

    The Notes will not be includable in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of the Company or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    A holder may be subject to backup withholding at the rate of 31% of the interest and other "reportable payments" (including, under certain circumstances, principal payments and sales proceeds) paid with respect to the Notes if, in general, the holder fails to comply with certain certification procedures and is not an exempt recipient under applicable provisions of the Code.

    On October 6, 1997, the Treasury Department issued new regulations (the "New Regulations") which make modifications to the withholding, backup withholding and information reporting rules described above. The New Regulations will generally be effective for payments made after December 31, 1999, subject to certain transition rules. Prospective purchasers are urged to consult their tax advisers regarding the New Regulations.

SUMMARY

    THIS DISCLOSURE IS INTENDED TO BE A GENERAL SUMMARY ONLY. DUE TO THE COMPLEXITY OF THE RULES DESCRIBED ABOVE, THE CURRENT UNCERTAINTY AS TO THE MANNER OF THEIR APPLICATIONS TO HOLDERS OF THE NOTES AND POSSIBLE CHANGES IN LAW, IT IS PARTICULARLY IMPORTANT THAT PROSPECTIVE PURCHASERS CONSULT THEIR OWN TAX ADVISERS REGARDING THE TAX TREATMENT OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES UNDER THE LAWS OF THE UNITED STATES AND THOSE OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.

                                  UNDERWRITING

    Subject to the terms and conditions contained in the Underwriting Agreement relating to the Notes (the "Underwriting Agreement"), the Company has agreed to sell to the several Underwriters named below (the "Underwriters"), and the several Underwriters have agreed to purchase from the Company, the principal amounts of Notes set forth opposite their names below:

                                                                                                  PRINCIPAL AMOUNT
                                          UNDERWRITERS                                                OF NOTES
Donaldson, Lufkin & Jenrette Securities Corporation.............................................   $  120,000,000
J.P. Morgan Securities Inc......................................................................      120,000,000
BancAmerica Robertson Stephens..................................................................      120,000,000
Chase Securities Inc............................................................................      120,000,000
Deutsche Bank Securities........................................................................      120,000,000
                                                                                                  ----------------
      Total.....................................................................................   $  600,000,000
                                                                                                  ----------------
                                                                                                  ----------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the Notes offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all the Notes must be purchased.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect hereof.

    The Underwriters have advised the Company that they propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers (who may include the Underwriters) at such price, less a concession not in excess of 0.30% of the principal amount of the Notes. The Remarketing Dealer will pay to the Company, on the same date the Underwriters pay the purchase price for the Notes, an amount equal to 2.45% of the principal amount of the Notes. The Underwriters may allow, and such dealers may re-allow, discounts not in excess of 0.20% of the principal amount of the Notes to any other Underwriter and certain other dealers. After the initial offering, the offering price and other selling terms of the Notes may be changed by the Underwriters.

    In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the Offering, creating a syndicate short position. Underwriters may bid for and purchase the Notes in the open market to cover such a syndicate short position. In addition, the Underwriters may bid for and purchase the Notes in the open market to stabilize the price of the Notes. These activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities and may end these activities at any time.

    The Notes will constitute a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange and there can be no assurance that there will be a secondary market for the Notes. From time to time, one or more of the Underwriters may make a market in the Notes; however, at this time no determination has been made as to whether any of the Underwriters will make a market in the Notes. Accordingly, there can be no assurance as to whether an active trading market for any of the Notes will develop or as to the liquidity of any trading market for the Notes.

    In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and in the future may engage, in investment banking and commercial banking services for the Company. Donaldson, Lufkin & Jenrette Securities Corporation served as financial advisor to the Company in connection with the Merger and was paid customary fees in connection therewith. Donaldson, Lufkin & Jenrette Securities Corporation was lead manager, and J.P. Morgan Securities Inc. and Deutsche Bank Securities were co-managers in a public offering of senior notes of the Company completed in

December 1997. Donaldson, Lufkin & Jenrette Securities Corporation was lead manager, and J.P. Morgan Securities Inc. and Deutsche Bank Securities were co-managers in a public offering of senior notes of the Company completed in September 1997. Affiliates of J.P. Morgan Securities Inc., BancAmerica Robertson Stephens, Chase Securities Inc. and Deutsche Bank Securities are lenders under the Credit Facility and will receive repayment of certain amounts under the Credit Facility from the proceeds of this Offering. As a result, this Offering is subject to Rules 2710(c)(8) and 2720(c)(3)(C) of the Conduct Rules of the National Association of Securities Dealers, Inc. An affiliate of J.P. Morgan Securities Inc. serves as the agent under the Credit Facility and receives customary compensation therefor. An affiliate of Chase Securities Inc. serves as trustee under the Senior Indenture. See "Use of Proceeds."

                                 LEGAL MATTERS

    The validity of the Notes offered hereby will be passed upon for the Company by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., Houston, Texas, and certain legal matters will be passed upon for the Underwriters by McDermott, Will & Emery, Chicago, Illinois.

                         INDEX TO FINANCIAL STATEMENTS
                         USA WASTE AND WASTE MANAGEMENT
          COMBINED UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

                                                                                                               PAGE
General....................................................................................................        F-2

Combined Unaudited Pro Forma Condensed Balance Sheet as of March 31, 1998..................................        F-3

Combined Unaudited Pro Forma Condensed Statement of Operations for the Three Months Ended March 31, 1998...        F-5

Combined Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 1997........        F-6

Combined Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 1996........        F-7

Combined Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 1995........        F-8

Notes to Combined Unaudited Pro Forma Condensed Financial Statements.......................................        F-9

                         USA WASTE AND WASTE MANAGEMENT
          COMBINED UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

    The following combined unaudited pro forma condensed financial statements are based upon the historical financial statements of USA Waste and of Waste Management and should be read in conjunction with those financial statements and related notes. Such financial statements, as previously filed with the Commission under the Exchange Act, are incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. These combined unaudited pro forma condensed financial statements give effect to the Merger by combining the balance sheets and results of operations of USA Waste and Waste Management using the pooling of interests method of accounting as if the companies had been combined since their inception and as if Waste Management had issued 20 million shares of Waste Management Common Stock as of March 31, 1998. The combined unaudited pro forma condensed financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved had the Merger been consummated as of the beginning of the periods presented, nor is it necessarily indicative of the future operating results or financial position of New Waste Management. The combined unaudited pro forma condensed financial information does not give effect to any possible divestitures of business units which may be required by the antitrust regulatory authorities or to any cost savings which may result from the integration of USA Waste's and Waste Management's operations, nor does such information include the nonrecurring costs directly related to the Merger which are expected to be included in operations of New Waste Management within the 12 months following the Merger. Such nonrecurring costs have yet to be determined; however, such costs are expected to be significant.

                         USA WASTE AND WASTE MANAGEMENT
              COMBINED UNAUDITED PRO FORMA CONDENSED BALANCE SHEET

                                 MARCH 31, 1998

    The following combined unaudited pro forma condensed balance sheet presents the combined financial position of USA Waste and Waste Management as of March 31, 1998. Such unaudited pro forma combined condensed balance sheet is based on the historical balance sheets of USA Waste and Waste Management as of March 31, 1998, after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments as described in the notes to combined pro forma condensed financial statements.

                                                                                WASTE          PRO FORMA        COMBINED
                                                               USA WASTE      MANAGEMENT      ADJUSTMENTS       PRO FORMA
                                                              ------------   ------------   ----------------   -----------
                                                                   (IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)
                           ASSETS
Current assets:
  Cash and cash equivalents.................................  $    46,260    $   311,861    $   --             $   358,121
  Short-term investments....................................      --               3,053        --                   3,053
  Accounts receivable, net..................................      468,619      1,448,797        --               1,917,416
  Notes and other receivables...............................       56,321         26,577        --                  82,898
  Deferred income taxes.....................................       46,196        --             --                  46,196
  Costs and estimated earnings in excess of billings on
    uncompleted contracts...................................      --             158,964        --                 158,964
  Prepaid expenses and other................................       58,891        230,374        --                 289,265
                                                              ------------   ------------   ----------------   -----------
      Total current assets..................................      676,287      2,179,626        --               2,855,913
Notes and other receivables.................................       22,951        100,044        --                 122,995
Property and equipment, net.................................    4,601,573      7,126,426        (10,922)(a)     11,617,441
                                                                                                (99,636)(b)
Excess of cost over net assets of acquired businesses,
  net.......................................................    1,905,285      3,674,333        (66,464)(a)      5,513,154
Other intangible assets, net................................      126,526         11,746        --                 138,272
Net assets of continuing businesses held for sale...........      --             137,995        --                 137,995
Other assets................................................      256,783        633,830        (28,124)(c)        862,489
                                                              ------------   ------------   ----------------   -----------
      Total assets..........................................  $ 7,589,405    $13,864,000    $  (205,146)       $21,248,259
                                                              ------------   ------------   ----------------   -----------
                                                              ------------   ------------   ----------------   -----------

            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   196,735    $   687,419    $   --             $   884,154
  Accrued liabilities.......................................      185,631      1,683,398        --               1,869,029
  Obligation to former Wheelabrator Technologies Inc.
    shareholders............................................      --             876,232       (614,400)(d)        261,832
  Deferred revenues.........................................       69,484        236,339        --                 305,823
  Current maturities of long-term debt......................       46,527      1,025,685        --               1,072,212
                                                              ------------   ------------   ----------------   -----------
      Total current liabilities.............................      498,377      4,509,073       (614,400)         4,393,050
Long-term debt, less current maturities.....................    3,584,887      5,398,132        --               8,983,019
Deferred income taxes.......................................      323,320        216,797        (25,029)(a)        520,293
                                                                                                  5,205(b)
Closure, post-closure, and other liabilities................      407,699      1,645,663        (85,557)(b)      1,967,805
                                                              ------------   ------------   ----------------   -----------
      Total liabilities.....................................    4,814,283     11,769,665       (719,781)        15,864,167
                                                              ------------   ------------   ----------------   -----------
Minority interest in subsidiaries...........................      --             739,442        --                 739,442
                                                              ------------   ------------   ----------------   -----------

                         USA WASTE AND WASTE MANAGEMENT
        COMBINED UNAUDITED PRO FORMA CONDENSED BALANCE SHEET (CONTINUED)

                                 MARCH 31, 1998

                                                                                WASTE          PRO FORMA        COMBINED
                                                               USA WASTE      MANAGEMENT      ADJUSTMENTS       PRO FORMA
                                                              ------------   ------------   ----------------   -----------
                                                                   (IN THOUSANDS, EXCEPT SHARE AND PAR VALUE AMOUNTS)
Commitments and contingencies

Stockholders' equity:
  Preferred stock:
    USA Waste: $.01 par value; 10,000,000 shares authorized;
      none issued...........................................      --             --              --                --
    Waste Management: $1 par value; 50,000,000 shares
      authorized; none outstanding..........................      --             --              --                --
  Common stock:
    USA Waste: $.01 par value, 500,000,000 shares
      authorized; historical 219,834,550 shares (572,269,938
      pro forma shares) issued..............................        2,198        --                3,525(d)          5,723
    Waste Management: $1 par value; 1,500,000,000 shares
      authorized; 507,101,744 shares issued.................      --             507,102        (507,102)(d)       --
  Additional paid-in capital................................    2,436,447        990,270         (11,250)(c)     3,267,468
                                                                                                (147,999)(d)
  Retained earnings.........................................      374,459      1,730,516         (34,888)(a)     2,033,929
                                                                                                 (19,284)(b)
                                                                                                 (16,874)(c)
  Accumulated other comprehensive income....................      (37,498)       --             (278,800)(e)      (316,298)
  Foreign currency translation adjustment...................      --            (253,938)        (17,469)(a)       --
                                                                                                 271,407(e)
  Treasury stock:
    USA Waste: 23,485 shares, at cost.......................         (484)       --              --                   (484)
    Waste Management: 40,983,967 shares, at cost............      --          (1,265,976)      1,265,976(d)        --
  Restricted stock unearned compensation....................      --             (10,252)        --                (10,252)
  Employee stock benefit trust; 10,886,361 WMI shares, at
    market (7,892,612 pro forma shares).....................      --            (335,436)        --               (335,436)
  Minimum pension liability.................................      --              (7,393)          7,393(e)        --
                                                              ------------   ------------   ----------------   -----------
    Total stockholders' equity..............................    2,775,122      1,354,893         514,635         4,644,650
                                                              ------------   ------------   ----------------   -----------
    Total liabilities and stockholders' equity..............  $ 7,589,405    $13,864,000     $  (205,146)      $21,248,259
                                                              ------------   ------------   ----------------   -----------
                                                              ------------   ------------   ----------------   -----------

   See notes to combined unaudited pro forma condensed financial statements.

                         USA WASTE AND WASTE MANAGEMENT
                     COMBINED UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS

    The following combined unaudited pro forma condensed statement of operations for the three months ended March 31, 1998 was prepared based on the historical statements of operations of USA Waste and Waste Management for such period after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                                                           THREE MONTHS ENDED MARCH 31, 1998
                                                              -----------------------------------------------------------
                                                                                WASTE          PRO FORMA       COMBINED
                                                               USA WASTE      MANAGEMENT      ADJUSTMENTS      PRO FORMA
                                                              ------------   ------------   ---------------   -----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
  Operating revenues........................................  $   769,440    $ 2,131,621    $   --              2,901,061
                                                              ------------   ------------   ---------------   -----------
  Costs and expenses:
  Operating (exclusive of depreciation and amortization
    shown below)............................................      397,492      1,621,985          3,785(b)      1,757,707
                                                                                               (265,555)(f)
  General and administrative................................       81,916        263,882           (217)(f)       345,581
  Depreciation and amortization.............................       86,110        --                (424)(a)       351,458
                                                                                                265,772(f)
  Loss from continuing operations held for sale,
    net of minority interest................................      --               2,416        --                  2,416
                                                              ------------   ------------   ---------------   -----------
                                                                  565,518      1,888,283          3,361         2,457,162
                                                              ------------   ------------   ---------------   -----------
  Income from operations....................................      203,922        243,338         (3,361)          443,899
                                                              ------------   ------------   ---------------   -----------
  Other income (expenses):
  Interest expense..........................................      (38,368)      (115,574)       --               (153,942)
  Interest income...........................................        1,799          4,310        --                  6,109
  Minority interest.........................................      --             (25,302)       --                (25,302)
  Other income, net.........................................       34,251         64,196        (28,124)(c)        70,323
                                                              ------------   ------------   ---------------   -----------
                                                                   (2,318)       (72,370)       (28,124)         (102,812)
                                                              ------------   ------------   ---------------   -----------
  Income before income taxes................................      201,604        170,968        (31,485)          341,087
  Provision for income taxes................................       80,642         96,551            170(a)        161,815
                                                                                                 (4,298)(b)
                                                                                                (11,250)(c)
                                                              ------------   ------------   ---------------   -----------
  Net income................................................  $   120,962    $    74,417    $   (16,107)      $   179,272
                                                              ------------   ------------   ---------------   -----------
                                                              ------------   ------------   ---------------   -----------
  Basic earnings per common share...........................  $      0.55    $      0.16                      $      0.33
                                                              ------------   ------------                     -----------
                                                              ------------   ------------                     -----------
  Diluted earnings per common share.........................  $      0.52    $      0.16                      $      0.32
                                                              ------------   ------------                     -----------
                                                              ------------   ------------                     -----------
  Weighted average number of common shares outstanding......      219,201        455,096       (125,151)(g)       549,146
                                                              ------------   ------------   ---------------   -----------
                                                              ------------   ------------   ---------------   -----------
  Weighted average number of common and dilutive potential
    common shares outstanding...............................      244,250        455,296       (125,206)(g)       574,340
                                                              ------------   ------------   ---------------   -----------
                                                              ------------   ------------   ---------------   -----------

   See notes to combined unaudited pro forma condensed financial statements.

                         USA WASTE AND WASTE MANAGEMENT
                     COMBINED UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS

    The following combined unaudited pro forma condensed statement of operations for the year ended December 31, 1997 was prepared based on the historical statements of operations of USA Waste and Waste Management for such year after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                                                             YEAR ENDED DECEMBER 31, 1997
                                                              -----------------------------------------------------------
                                                                                WASTE          PRO FORMA       COMBINED
                                                               USA WASTE      MANAGEMENT      ADJUSTMENTS      PRO FORMA
                                                              ------------   ------------   ---------------   -----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues..........................................  $  2,613,768   $  9,188,582   $   --            $11,802,350
                                                              ------------   ------------   ---------------   -----------
Costs and expenses:
  Operating (exclusive of depreciation and
    amortization shown below)...............................     1,345,769      7,195,376        17,766(b)      7,479,745
                                                                                             (1,079,166)(f)
  General and administrative................................       284,946      1,129,237          (939)(f)     1,413,244
  Depreciation and amortization.............................       303,241        --               (990)(a)     1,382,356
                                                                                              1,080,105(f)
  Merger costs..............................................       109,411        --            --                109,411
  Unusual items.............................................        24,720      1,626,252       --              1,650,972
Loss from continuing operations held for sale,
  net of minority interest..................................       --               9,930       --                  9,930
                                                              ------------   ------------   ---------------   -----------
                                                                 2,068,087      9,960,795        16,776        12,045,658
                                                              ------------   ------------   ---------------   -----------
Income (loss) from operations...............................       545,681       (772,213)      (16,776)         (243,308)
                                                              ------------   ------------   ---------------   -----------
Other income (expense):
  Interest expense..........................................      (104,261)      (446,888)      --               (551,149)
  Interest income...........................................         7,634         37,580       --                 45,214
  Minority interest.........................................       --             (45,442)      --                (45,442)
  Other income, net.........................................        14,213        173,290       (61,331)(a)       126,172
                                                              ------------   ------------   ---------------   -----------
                                                                   (82,414)      (281,460)      (61,331)         (425,205)
                                                              ------------   ------------   ---------------   -----------
Income (loss) from continuing operations before
  income taxes..............................................       463,267     (1,053,673)      (78,107)         (668,513)
Provision for income taxes..................................       189,944        215,667       (25,199)(a)       361,464
                                                                                                (18,948)(b)
                                                              ------------   ------------   ---------------   -----------
Income (loss) from continuing operations....................  $    273,323   $ (1,269,340)  $   (33,960)      $(1,029,977)
                                                              ------------   ------------   ---------------   -----------
                                                              ------------   ------------   ---------------   -----------
Basic earnings (loss) per common share from
  continuing operations.....................................  $       1.31   $      (2.72)                    $     (1.88)
                                                              ------------   ------------                     -----------
                                                              ------------   ------------                     -----------
Diluted earnings (loss) per common share from continuing
  operations................................................  $       1.26   $      (2.72)                    $     (1.88)
                                                              ------------   ------------                     -----------
                                                              ------------   ------------                     -----------
Weighted average number of common shares
  outstanding...............................................       208,246        466,601      (128,315)(g)       546,532
                                                              ------------   ------------   ---------------   -----------
                                                              ------------   ------------   ---------------   -----------
Weighted average number of common and dilutive potential
  common shares outstanding.................................       233,371        466,601      (153,440)(g)       546,532
                                                              ------------   ------------   ---------------   -----------
                                                              ------------   ------------   ---------------   -----------

   See notes to combined unaudited pro forma condensed financial statements.

                         USA WASTE AND WASTE MANAGEMENT
                     COMBINED UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS

    The following combined unaudited pro forma condensed statement of operations for the year ended December 31, 1996 was prepared based on the historical statements of operations of USA Waste and Waste Management for such year after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                                                             YEAR ENDED DECEMBER 31, 1996
                                                              -----------------------------------------------------------
                                                                                WASTE          PRO FORMA       COMBINED
                                                               USA WASTE      MANAGEMENT      ADJUSTMENTS      PRO FORMA
                                                              ------------   ------------   ---------------   -----------

                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operating revenues..........................................  $  1,649,131   $ 9,225,636    $   --            $10,874,767
                                                              ------------   ------------   ---------------   -----------
Costs and expenses:
  Operating (exclusive of depreciation and amortization
    shown below)............................................       881,401     6,660,766         21,135(b)      6,498,708
                                                                                             (1,064,594)(f)
  General and administrative................................       200,101     1,095,459         (1,089)(f)     1,294,471
  Depreciation and amortization.............................       191,044       --           1,065,683(f)      1,256,727
  Merger costs..............................................       126,626       --             --                126,626
  Unusual items.............................................        63,800       435,464        --                499,264
Income from continuing operations held for sale, net of
  minority interest.........................................       --               (315)       --                   (315)
                                                              ------------   ------------   ---------------   -----------
                                                                 1,462,972     8,191,374         21,135         9,675,481
                                                              ------------   ------------   ---------------   -----------
Income from operations......................................       186,159     1,034,262        (21,135)        1,199,286
                                                              ------------   ------------   ---------------   -----------
Other income (expense):
  Interest expense..........................................       (60,497)     (462,424)       --               (522,921)
  Interest income...........................................         6,699        27,904        --                 34,603
  Minority interest.........................................       --            (41,289)       --                (41,289)
  Other income, net.........................................         6,376       102,014        --                108,390
                                                              ------------   ------------   ---------------   -----------
                                                                   (47,422)     (373,795)       --               (421,217)
                                                              ------------   ------------   ---------------   -----------
Income from continuing operations before income taxes.......       138,737       660,467        (21,135)          778,069
Provision for income taxes..................................        70,398       436,473        (20,255)(b)       486,616
                                                              ------------   ------------   ---------------   -----------
Income from continuing operations...........................  $     68,339   $   223,994    $      (880)      $   291,453
                                                              ------------   ------------   ---------------   -----------
                                                              ------------   ------------   ---------------   -----------
Basic earnings per common share from continuing
  operations................................................  $       0.39   $      0.46                      $      0.55
                                                              ------------   ------------                     -----------
                                                              ------------   ------------                     -----------
Diluted earnings per common share from continuing
  operations................................................  $       0.37   $      0.46                      $      0.54
                                                              ------------   ------------                     -----------
                                                              ------------   ------------                     -----------
Weighted average number of common shares outstanding........       173,993       489,171       (134,522)(g)       528,642
                                                              ------------   ------------   ---------------   -----------
                                                              ------------   ------------   ---------------   -----------
Weighted average number of common and dilutive potential
  common shares outstanding.................................       182,680       490,029       (134,758)(g)       537,951
                                                              ------------   ------------   ---------------   -----------
                                                              ------------   ------------   ---------------   -----------

   See notes to combined unaudited pro forma condensed financial statements.

                         USA WASTE AND WASTE MANAGEMENT

                     COMBINED UNAUDITED PRO FORMA CONDENSED
                            STATEMENT OF OPERATIONS

    The following combined unaudited pro forma condensed statement of operations for the year ended December 31, 1995 was prepared based on the historical statements of operations of USA Waste and Waste Management for such year after giving effect to the Merger using the pooling of interests method of accounting and to the pro forma adjustments described in the notes to combined unaudited pro forma condensed financial statements.

                                                                             YEAR ENDED DECEMBER 31, 1995
                                                              -----------------------------------------------------------
                                                                                WASTE          PRO FORMA       COMBINED
                                                               USA WASTE      MANAGEMENT      ADJUSTMENTS      PRO FORMA
                                                              ------------   ------------   ---------------   -----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Operating revenues..........................................  $  1,216,082   $ 9,100,225    $   --            $10,316,307
                                                              ------------   ------------   ---------------   -----------
Costs and expenses:
  Operating (exclusive of depreciation and amortization
    shown below)............................................       672,117     6,514,932         22,924(b)      6,176,196
                                                                                             (1,033,777)(f)
  General and administrative................................       169,686     1,091,747         (1,241)(f)     1,260,192
  Depreciation and amortization.............................       143,878       --           1,035,018(f)      1,178,896
  Merger costs..............................................        26,539       --             --                 26,539
  Unusual items.............................................         4,733       389,359        --                394,092
Income from continuing operations held for sale, net of
  minority interest.........................................       --            (25,110)       --                (25,110)
                                                              ------------   ------------   ---------------   -----------
                                                                 1,016,953     7,970,928         22,924         9,010,805
                                                              ------------   ------------   ---------------   -----------
Income from operations......................................       199,129     1,129,297        (22,924)        1,305,502
                                                              ------------   ------------   ---------------   -----------
Other income (expense):
  Interest expense:
    Nonrecurring............................................       (10,994)      --             --                (10,994)
    Other...................................................       (58,619)     (463,861)       --               (522,480)
  Interest income...........................................         6,682        34,883        --                 41,565
  Minority interest.........................................       --            (81,367)       --                (81,367)
  Other income, net.........................................         4,891       252,695        --                257,586
                                                              ------------   ------------   ---------------   -----------
                                                                   (58,040)     (257,650)       --               (315,690)
                                                              ------------   ------------   ---------------   -----------
Income from continuing operations before income taxes.......       141,089       871,647        (22,924)          989,812
Provision for income taxes..................................        60,313       451,741        (19,169)(b)       492,885
                                                              ------------   ------------   ---------------   -----------
Income from continuing operations...........................  $     80,776   $   419,906    $    (3,755)      $   496,927
                                                              ------------   ------------   ---------------   -----------
                                                              ------------   ------------   ---------------   -----------
Basic earnings per common share from continuing
  operations................................................  $       0.56   $      0.86                      $      1.00
                                                              ------------   ------------                     -----------
                                                              ------------   ------------                     -----------
Diluted earnings per common share from continuing
  operations................................................  $       0.54   $      0.86                      $      0.99
                                                              ------------   ------------                     -----------
                                                              ------------   ------------                     -----------
Weighted average number of common shares outstanding........       143,346       485,346       (133,470)(g)       495,222
                                                              ------------   ------------   ---------------   -----------
                                                              ------------   ------------   ---------------   -----------
Weighted average number of common and dilutive potential
  common shares outstanding.................................       150,575       500,312       (137,586)(g)       513,301
                                                              ------------   ------------   ---------------   -----------
                                                              ------------   ------------   ---------------   -----------

   See notes to combined unaudited pro forma condensed financial statements.

                         USA WASTE AND WASTE MANAGEMENT
                NOTES TO COMBINED UNAUDITED PRO FORMA CONDENSED
                              FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION

    The combined unaudited pro forma condensed financial statements assume the issuance of USA Waste Common Stock in exchange for all outstanding Waste Management Common Stock. Such financial statements also assume that the Merger will be accounted for using the pooling of interests method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from their inception, and the historical financial statements for periods prior to consummation of the Merger are restated as though the companies had been combined from their inception.

    Pursuant to the rules and regulations of the Commission, the combined unaudited pro forma condensed statements of operations exclude the results of operations associated with discontinued businesses, extraordinary items and cumulative effects of accounting changes. The combined unaudited pro forma condensed financial statements do not give effect to any cost savings which may result from the integration of USA Waste's and Waste Management's operations, nor do they include the nonrecurring costs directly related to the Merger which are expected to be included in operations of New Waste Management within twelve months succeeding the Merger. Such nonrecurring costs have yet to be determined; however, such costs are expected to be significant.

    Certain reclassifications have been made to the historical financial statements of USA Waste and Waste Management to conform to the pro forma presentation. Such reclassifications are not material to the combined unaudited pro forma condensed financial statements.

2. PRO FORMA ADJUSTMENTS

    (a) In June 1997, Waste Management sold a majority of its Canadian solid waste businesses to USA Waste and, as a result of such sale, recorded a pre-tax gain of approximately $61,331,000. USA Waste accounted for this transaction as a purchase business combination and allocated the purchase price to the assets acquired and liabilities assumed accordingly. Assuming that USA Waste and Waste Management had been combined since their inception, the gain recorded by Waste Management in 1997 has been eliminated and the basis recorded by USA Waste for assets acquired and liabilities assumed has been restored to Waste Management's historical book value. In addition, the Combined Unaudited Pro Forma Condensed Statement of Operations for the year ended December 31, 1997 and the three months ended March 31, 1998 have been adjusted for the effect of lower amortization as a result of restoring the book basis of the assets acquired and liabilities assumed by USA Waste to the historical book value of Waste Management.

    (b) Adjustments have been made to conform the accounting for certain landfill related issues as if the companies had been combined since their inception. The net impact of those adjustments on income (loss) from continuing operations was an increase of $1,182,000 and $513,000 for the year ended December 31, 1997 and the three months ended March 31, 1998, respectively, and a decrease of $3,755,000 and $880,000 for the years ended December 31, 1995 and 1996, respectively.

    (c) In November 1997, USA Waste purchased a 49% limited partner interest in a limited partnership, which was formed for the purpose of acquiring shares of Waste Management Common Stock on the open market. The limited partnership purchased shares of Waste Management Common Stock during November 1997 and sold substantially all of such shares in March 1998. For the three months ended March 31, 1998, USA Waste recorded other income of $28,124,000 for its equity in the earnings of the limited partnership. An adjustment has been made to reverse USA Waste's equity in the earnings of the limited partnership to account for the transaction as if the companies had been combined since their inception.

    (d) The stockholders' equity accounts have been adjusted to reflect the assumed issuance of 352,435,388 shares of USA Waste Common Stock for the 486,117,777 shares of Waste Management Common Stock issued and outstanding based on an exchange ratio of 0.725 of a share of USA Waste Common Stock for each outstanding share of Waste Management Common Stock. The assumed issuance of shares considers the 507,101,744 shares of Waste Management Common Stock issued, the 40,983,967 shares of Waste Management Common Stock held in treasury that will be cancelled upon consummation of the Merger, and the 20 million shares of Waste Management Common Stock that were issued to reverse certain share repurchases effected by Waste Management. The 20 million shares of Waste Management Common Stock were assumed to be issued through a public sale at an offering price of $32 per share and net issuance costs of 4% with net proceeds of $614,400,000 used to reduce the obligation to former WTI stockholders. The actual proceeds from the Waste Management Common Stock offering did not differ materially from the amounts assumed. See Note 3 below. The actual number of shares of USA Waste Common Stock to be issued pursuant to the Merger will be based upon the number of shares of Waste Management Common Stock issued and outstanding immediately prior to the consummation of the Merger.

    (e) Adjustments have been made to reclassify Waste Management's foreign currency translation adjustment and minimum pension liability to accumulated other comprehensive income to conform to the presentation of USA Waste as if the companies had been combined since their inception.

    (f) Adjustments have been made to reclassify Waste Management's depreciation and amortization from operating expenses and general and administrative expenses to a separate line item to conform to the presentation of USA Waste as if the companies had been combined since their inception.

    (g) Pro forma basic earnings per common share for each period are based on the combined weighted average number of common shares outstanding, after giving effect to the issuance of 0.725 of a share of USA Waste Common Stock for each share of Waste Management Common Stock. Pro forma diluted earnings per common share for each period are based on the combined weighted average number of common and dilutive potential common shares outstanding, after giving effect to the issuance of 0.725 of a share of USA Waste Common Stock for each outstanding share of Waste Management Common Stock. The combined weighted average shares outstanding used in the pro forma basic and diluted earnings per share calculations are net of the shares of Waste Management Common Stock that are held by the Waste Management employee stock benefit trust and are treated similar to treasury shares for earnings per share calculation purposes. The combined pro forma diluted earnings per share for the year ended December 31, 1995 and the three months ended March 31, 1998 have been calculated assuming conversion of certain convertible debt, and therefore interest, net of taxes, of $9,100,000 and $5,014,000, respectively, has been added back to income from continuing operations for this calculation. The USA Waste diluted earnings per common share for the year ended December 31, 1997 includes 25,125,000 dilutive potential common shares that become antidilutive for purposes of calculating the combined pro forma diluted earnings per common share.

3. PRO FORMA EFFECT OF WASTE MANAGEMENT EQUITY OFFERING ON RESULTS OF OPERATIONS

    As previously discussed, in order for the Merger to qualify as a pooling of interests, approximately 20 million shares of Waste Management Common Stock were issued to reverse certain share repurchases effected by Waste Management. The 20 million shares were assumed to be issued at an offering price of $32 per share, with net issuance costs of 4% and net proceeds to Waste Management of $614,400,000. The actual proceeds from the Waste Management Common Stock offering did not differ materially from the

3. PRO FORMA EFFECT OF WASTE MANAGEMENT EQUITY OFFERING ON RESULTS OF OPERATIONS (CONTINUED) amounts assumed. The assumed proceeds from the sale of stock of $614,400,000, after payment of dividends on such stock based on the historical dividend rate, were used to reduce outstanding indebtedness at an average borrowing rate of 6%. The applicable tax rate is assumed to be 42%. The following table summarizes the pro forma effect of the equity offering as if the offering has occurred at the beginning of the periods presented in the Combined Unaudited Pro Forma Condensed Statements of Operations:

                                                                                                   THREE MONTHS
                                                                 YEAR ENDED DECEMBER 31,         ENDED MARCH 31,
                                                          -------------------------------------  ----------------
                                                             1995        1996         1997             1998
                                                          ----------  ----------  -------------  ----------------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Pro forma income (loss) from continuing operations......  $  496,927  $  291,453  $  (1,029,977)   $    179,272
Decrease in interest expense as a result of equity
  offering, net of tax benefit..........................      20,964      20,943         20,915           5,316
                                                          ----------  ----------  -------------        --------
Pro forma income (loss) from continuing operations after
  equity offering.......................................  $  517,891  $  312,396  $  (1,009,062)   $    184,588
                                                          ----------  ----------  -------------        --------
                                                          ----------  ----------  -------------        --------
Pro forma basic earnings per common share from
  continuing operations after equity offering...........  $     1.02  $     0.58  $       (1.80)   $       0.33
                                                          ----------  ----------  -------------        --------
                                                          ----------  ----------  -------------        --------
Pro forma diluted earnings per common share from
  continuing operations after equity offering...........  $     1.00  $     0.57  $       (1.80)   $       0.32
                                                          ----------  ----------  -------------        --------
                                                          ----------  ----------  -------------        --------
Weighted average number of common shares outstanding
  after equity offering.................................     509,722     543,142        561,032         563,646
                                                          ----------  ----------  -------------        --------
                                                          ----------  ----------  -------------        --------
Weighted average number of common and potential dilutive
  shares outstanding after equity offering..............     527,801     552,451        561,032         588,840
                                                          ----------  ----------  -------------        --------
                                                          ----------  ----------  -------------        --------

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    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE TO ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ----------------

                               TABLE OF CONTENTS

        PROSPECTUS SUPPLEMENT             PAGE
Prospectus Supplement Summary..................        S-3
Use of Proceeds................................        S-5
Ratios of Earnings to Fixed Charges............        S-5
Capitalization.................................        S-7
Selected Historical and Summary Combined
  Unauditied Pro Forma Condensed Financial
  Information..................................        S-8
Description of the Notes.......................       S-12
Certain United States Federal Income Tax
  Considerations...............................       S-21
Underwriting...................................       S-25
Legal Matters..................................       S-26
Index to Financial Statements..................        F-1


                  PROSPECTUS
Available Information..........................          2
Incorporation of Certain Documents by
  Reference....................................          3
The Company....................................          4
Recent Developments............................          4
Use of Proceeds................................          4
Ratios of Earnings to Fixed Charges............          5
Description of Debt Securities.................          5
Description of Capital Stock...................         29
Plan of Distribution...........................         30
Validity of Securities.........................         31
Experts........................................         31

                                  $600,000,000

                                   USA WASTE
                                 SERVICES, INC.

                          6 1/8% MANDATORILY TENDERED
                             SENIOR NOTES DUE 2011

                         ------------------------------

                             PROSPECTUS SUPPLEMENT

                         ------------------------------

                          DONALDSON, LUFKIN & JENRETTE
                               J.P. MORGAN & CO.

                         BANCAMERICA ROBERTSON STEPHENS
                             CHASE SECURITIES INC.
                            DEUTSCHE BANK SECURITIES

                                 JULY 14, 1998

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